UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K/A

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees' Savings and Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc. Five Garret Mountain Plaza West Paterson, New Jersey 07424

This Amendment to the Annual Report, including exhibits, contains 4 pages, numbered sequentially, including this cover page.  The exhibit index is on page 3.

Exhibits:

23.1*	Consent of Grant Thornton LLP
99.1	Certification of Chief Executive Officer and Chief Financial Officer of Issuer

 * Previously filed.

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees' Savings and Profit Sharing Plan

By: /s/ Joseph E. Marosits ----------------------------------------------- Joseph E. Marosits Plan Administrator

July 28, 2003

EXHIBIT INDEX

23.1*	Consent of Grant Thornton LLP
99.1	Certification of Chief Executive Officer and Chief Financial Officer of Issuer

 * Previously filed.

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the accompanying Annual Report of the Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”) on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on June 30, 2003 (the “Report”), David Lilley as Chief Executive Officer of Cytec Industries Inc. (the “Company”), and James P. Cronin as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: /s/ David Lilley ----------------------------------------------- Chief Executive Officer July 28, 2003

By: /s/ James P. Cronin ----------------------------------------------- Chief Financial Officer July 28, 2003